UN[illegible]
SECURITIES AN[illegible]
Washington, D.C. 20549

14048431

RECEIVED FEB 28 2014 SEC MAIL PROCESSING SECTION WASHINGTON DC 193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapFinancial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4208 Six Forks Road, Suite 1700
(No. and Street)

Raleigh (City) NC (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise M. Buchanan 919 870 6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 300 (Address) Raleigh, NC (City) (State) 27612 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

CP 3/20/14

OATH OR AFFIRMATION

I, Denise M. Buchanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapFinancial Partners, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Beverly A. Buck

Notary Public

BEVERLY A. BUCK NOTARY PUBLIC WAKE COUNTY, N.C.

My commission expires 11-20-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary
of The CapFinancial Group, Inc.)

Financial Statements
and Supplemental Information

December 31, 2013 and 2012

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors and Member
CapFinancial Partners, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of CapFinancial Partners, LLC (the "Company"), a wholly-owned subsidiary of The CapFinancial Group, Inc., which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of income and member's capital, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, 3, and 4 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, 3, and 4 has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, 3, and 4 is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

February 26 , 2014

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, Inc.)

Balance Sheets

December 31, 2013 and 2012

	2013	2012
Assets		
Current assets:		
Cash and cash equivalents	$ 4,657,064	$4,534,807
Accounts receivable - trade, net of allowance	6,893,562	3,388,827
Current portion of notes receivable	67,000	120,600
Prepaid expenses	721,224	866,855
Total current assets	12,338,850	8,911,089
Property and equipment, at cost:		
Office furniture and equipment	4,909,330	3,651,216
Software	724,543	550,658
	5,633,873	4,201,874
Less accumulated depreciation and amortization	(3,219,810)	(2,475,896)
Property and equipment, net	2,414,063	1,725,978
Other assets:		
Notes receivable - non-current portion	104,896	161,896
Other	352,676	352,676
Total other assets	457,572	514,572
	$ 15,210,485	$11,151,639
Liabilities and Member's Capital		
Current liabilities:		
Accounts payable	$367,921	$655,123
Commissions payable	417,423	404,285
Other payables	1,262,801	960,053
Accrued expenses	17,093	26,918
Deferred rent	22,624	32,669
Total current liabilities	2,087,862	2,079,048
Member's capital	13,122,623	9,072,591
	$ 15,210,485	$11,151,639

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, Inc.)

Statements of Income and Member's Capital

Years ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Commissions on exchange listed securities executed on exchanges	$ 1,231,703	1,342,668
Other security commissions	213,803	422,185
Fees for account supervision, investment advisory, and administrative services	64,100,258	48,250,977
Other operating revenue	632,673	836,826
Revenues	66,178,437	50,852,656
Operating expenses:		
Salaries and management fees	38,798,161	32,235,257
Payroll taxes and benefits	4,350,570	3,152,960
Registration and fees	408,173	296,393
Publications and dues	420,841	316,131
Legal and professional	411,038	413,169
Office	597,412	397,951
Travel and entertainment	2,694,523	1,822,300
Insurance	293,892	253,805
Promotion	780,364	693,080
Depreciation and amortization	735,323	706,075
Retirement	862,408	815,667
Technology	1,841,434	1,245,402
Rent	3,075,360	2,313,382
Client relations	144,002	125,832
Taxes and licenses	71,255	61,657
Miscellaneous	16,806	6,476
	55,501,562	44,855,537
Operating income	10,676,875	5,997,119
Other income (expense):		
Other expenses	(69,150)	(68,953)
Interest income	142,307	141,966
Total other income (expense)	73,157	73,013
Net income	10,750,032	6,070,132
Member's capital, beginning of year	9,072,591	7,952,459
Distributions	(6,700,000)	(4,950,000)
Member's capital, end of year	$ 13,122,623	$9,072,591

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, Inc.)

Statements of Cash Flows

Years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 10,750,032	$6,070,132
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	735,323	706,075
Changes in operating assets and liabilities:		
Accounts receivable - trade	(3,504,735)	(654,835)
Prepaid expenses	145,631	(321,758)
Accounts payable	(287,202)	231,528
Commissions payable	13,138	55,003
Other payables	302,748	734,497
Accrued expenses	(9,825)	(11,433)
Deferred rent	(10,045)	(11,933)
Net cash provided by operating activities	8,135,065	6,727,663
Cash flows from investing activities:		
Purchases of property and equipment	(1,431,999)	(792,315)
Notes receivable issued	-	-
Repayment of notes receivable	110,600	207,504
Sell (purchases) of goodwill and other assets	8,591	(6,674)
Net cash used in investing activities	(1,312,808)	(591,485)
Cash used in financing activities-distributions	(6,700,000)	(4,950,000)
Net increase in cash and cash equivalents	122,257	1,186,178
Cash and cash equivalents, beginning of year	4,534,807	3,348,629
Cash and cash equivalents, end of year	$ 4,657,064	4,534,807

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

The Company was formed as CapFinancial Partners, LLC, (the "Company"), a North Carolina limited liability company, on April 16, 2003 to provide investment services to investors as a fully disclosed introducing broker-dealer. It is a wholly-owned subsidiary of The CapFinancial Group, Inc. ("Group"). The Company operates in North Carolina and is licensed to operate in twenty-seven other states. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company generally recognizes revenue pursuant to the terms of its investment advisory agreements or portfolio management account agreements on a quarterly basis at the beginning of each calendar quarter and such revenue is amortized over the quarter. Some revenue is invoiced and recognized on a monthly basis. Revenues related to commissions, money market interest and securities transactions are recognized as revenue in the month received.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less the allowance for doubtful accounts. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Although the Company does not currently foresee a significant credit risk associated with these receivables, repayment is dependent on the financial stability of the companies involved. The Company provides an allowance for doubtful receivables in amounts equal to the estimated collection losses that will be incurred. The allowance for 2013 and 2012 was $100,000 and $46,402, respectively.

(1) Organization and Significant Accounting Policies, Continued

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected partnership status under the Internal Revenue Code whereby its income is taxed to the member; therefore, there is no provision for income taxes for the Company. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2010 through December 31, 2013 remain open for examination by taxing authorities as of the date of this report.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. Effective January 1, 2013, deposits held in non-interest bearing accounts are aggregated with any interest-bearing accounts and the combined total insured amount is up to $250,000. The Company's uninsured cash balance was $4,614,988 at December 31, 2013.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $250,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $2,552,700, which was $2,302,700 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was .82 to 1.

(3) Related Parties

As of December 31, 2013 and 2012, the Company had payables of $118,525 and $292,871, respectively, representing expenses paid by Group on behalf of the Company. See note 5 for details of lease payments to related parties.

(4) Pension Plan

The Company maintains a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2013 and 2012 were $862,408 and $815,667, respectively.

(5) Leases

The Company pays rent under a sublease on certain office space in Raleigh, North Carolina, which is leased by Group (see note 3). The Company leases office space which commenced in December 2010, requiring monthly lease payments of approximately $120,000 with moderate annual increases through June 30, 2020.

Additionally the Company leases or subleases additional office space in 18 other cities for varying terms, the longest ending in 2020. Future minimum payments are reflected below.

Year ending December 31,	
2014	2,972,756
2015	2,982,776
2016	2,910,262
2017	2,765,141
2018 and beyond	2,363,217
	$ 13,994,152

The Company also leases office equipment from Group for $2,500 per month on a month-to-month basis.

Rent expense for the years ended December 31, 2013 and 2012 was $2,772,026 and $2,060,832, respectively.

(6) Acquisitions

The Company continues to pursue acquisitions of other investment advisory firms and/or introducing broker dealers through its parent corporation, The CapFinancial Group, Inc. In July, 2013, Group completed the acquisition of certain assets of an investment advisory firm in Greenwich, Connecticut. In August, 2012 and December 2012, Group completed the acquisition of certain assets of two investment advisory firms in Boston, Massachusetts and Clarkston, Michigan, respectively.

(7) Notes Receivable

In 2013 and 2012, certain key employees received a cash payment, documented with a note, in connection with their employment. These notes receivable are forgiven over the initial five years of employment (one-fifth each year). Should the employee terminate prior to the end of the fifth year for reasons other than death or total disability, the balance of the note is due and payable plus interest. Balances due under such notes are as follows:

		2013	2012
Current portion	$	67,000	120,600
Long-term portion		104,896	161,896
	$	171,896	282,496

(8) Subsequent Events

The date to which events occurring after December 31, 2013, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 26, 2014, the date the financial statements were available to be issued.

Schedule 1

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, Inc.)

Supplemental Schedule of Changes in Member's Capital

Years ended December 31, 2013 and 2012

		Total
Balance, December 31, 2011	$	7,952,459
Net income for 2012		6,070,132
Distributions		(4,950,000)
Balance, December 31, 2012		9,072,591
Net income for 2013		10,750,032
Distributions		(6,700,000)
Balance, December 31, 2013	$	13,122,623

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, Inc.)

Supplemental Schedule of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2013 and 2012

	2013	2012
Net capital:		
Total member's equity	$ 13,122,623	9,072,591
Deduct: Non-allowable assets	(10,569,923)	(6,637,085)
Deduct: Securities haircuts	-	(5,029)
Net capital	$ 2,552,700	2,430,477
Aggregate indebtedness:		
Accounts payable	$ 367,921	655,123
Commissions payable	417,423	404,285
Other payables and accruals	1,302,518	1,019,640
Total	$ 2,087,862	2,079,048
Net capital requirements:		
Broker-dealer	$ 250,000	250,000
Net capital in excess of requirements	2,302,700	2,180,477
Net capital as computed above	$ 2,552,700	2,430,477
Ratio of aggregate indebtedness to net capital	.82 to 1	.86 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013 and 2012.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, Inc.)

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2013 and 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

CAPFINANCIAL PARTNERS, LLC

(A Wholly-Owned Subsidiary of The CapFinancial Group, Inc.)

Supplemental Schedule of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013 and 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Member
CapFinancial Partners, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 3 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by CapFinancial Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CapFinancial Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CapFinancial Partners, LLC's management is responsible for CapFinancial Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 26, 2014

CAPFINANCIAL PARTNERS, LLC

Schedule of Assessment and Payments

Year ended December 31, 2013

Assessment for December 31, 2013	$	157,111
Less:		
Payment July 26, 2013		(75,700)
Payment February 25, 2014		(81,411)
Balance due, March 1, 2014	$	NONE

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

The Board of Directors and Member
CapFinancial Partners, LLC:

In planning and performing our audit of the financial statements of CapFinancial Partners, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 26, 2014